EXHIBIT 99.1

Hydro to Sell Pronova Biocare

Norsk Hydro has entered into an agreement with the Norwegian industrial company Ferd concerning sale of 80.1% of the wholly owned subsidiary Pronova Biocare.

Pronova Biocare is world leading in development, production and sales of marine Omega-3 fatty acids. There are three equal business areas: Drugs, consumer brands and industry sales. Pronova Biocare has production facilities at Sandefjord and Alesund, Norway, main markets are EU and USA. The company has developed Omacor, the first drug entirely developed in Norway. It is based on Omega-3 and holds approval in several European countries for medical treatment of myocardial infarction and other cardiovascular deseases. The company is in a period of strong growth .

The divestment is in line with Hydro's strategy of focusing on core activities.

The sales proceeds from the shares amounts to NOK 165 million. The transaction is expected to result in a pre-tax gain of approximately NOK 100 million.

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Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Kristin Brobakke
Telephone (+47 )22 53 27 44
Cellular  (+47) 91 84 06 81
E-mail    Kristin.Brobakke@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo
Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com